Exhibit 99.4

NICE Wins Two Prestigious ASTORS’ Awards for Best Investigation
and Best 911 Incident Recording and Analytics Solutions

2018 marks the third consecutive year that NICE has received awards for NICE Inform and NICE Investigate

Hoboken, N.J., December 10, 2018 – NICE (Nasdaq: NICE) announced today that it has been recognized with two ‘ASTORS’ Awards for NICE Inform and NICE Investigate. Sponsored by American Security Today, the ‘ASTORS’ Awards recognize outstanding product development achievements and exciting new technologies that support law enforcement agencies, first responders and other government entities in their mission to keep cities and communities safe and secure. For the third year in a row, NICE solutions have been recognized with ASTORS’ Awards. NICE Inform was named Best 911 Recording and Analytics Solution, and NICE Investigate received the top award in the Best Investigation Category.

NICE Inform: Best 911 Recording and Analytics Solution
This year, NICE Inform was recognized for its text-to-911 recording capabilities. More than 1,700 PSAPs (Public Safety Answering Points) across the U.S. are now able to receive 911 texts, up from just over 100 PSAPs three years ago. Emergency communications centers routinely record 911 calls for liability protection, Quality Assurance, incident reconstructions and investigations, but as momentum builds around 911 texting, they need to gear up to record and analyze 911 texts and other future Next Generation multimedia information. NICE Inform provides a full suite of multimedia recording, incident reconstruction and operational intelligence capabilities to assist PSAPs as they migrate to Next Generation 911 and FirstNet LTE.

NICE Investigate: Best Investigation Solution
NICE also took home top honors in the Best Investigation Solution category. As digital evidence continues to grow at a rapid pace, it’s creating a perfect storm. Mounting digital evidence is on a collision course with outdated technology and decades-old investigative processes, and police departments are reaching a breaking point. Running on the secure Microsoft Azure Government cloud, NICE Investigate is a comprehensive, scalable, CJIS-compliant, cloud-based, end-to-end solution for managing investigations and digital evidence. NICE Investigate automates digital evidence collection, analysis and sharing to enhance case solvability and transform investigators into more efficient and effective crime-solvers.

“NICE is delighted to have been recognized with ASTORS’ awards for the third year in a row,” said Chris Wooten, Executive Vice President, NICE. “Our goal has always been to set a new bar for innovation in the public safety industry. These awards validate the hard work of our development, sales and support teams in their mission to help customers find innovative solutions to every-day challenges of first responders and law enforcement.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.